

December 27, 2023

Matt Reid
Principal Executive Officer, Principal Accounting Officer and Director
APPlife Digital Solutions Inc.
50 California St., #1500
San Francisco, CA 94111

> **Re: APPlife Digital Solutions Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2023**
> **Filed October 2, 2023**
> **File No. 000-56144**

Dear Matt Reid:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended June 30, 2023

Item 9A. Controls and Procedures , page F-15

1. Please amend your filing to include Management's annual report on internal control over financial reporting. Refer to Item 308 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology